News Release

Asia Pacific and Thai Government Proceed to Dispute Resolution
On Udon North

(Toronto, Canada Feb 18, 2004) Asia Pacific Resources announced that its Thai subsidiary, Asia Pacific Potash Corporation (APPC) and the Thai Department of Primary Industry and Mines (DPIM) have acknowledged that the matter of the extension and/or renewal of APPC’s rights to the Udon North potash project will be submitted to an independent referee in accordance with the dispute resolution procedures defined in the APPC Concession Agreement. The Board of Directors of APPC, which includes a representative of the Thai government, a 10% owner of APPC, unanimously agreed to this action.

In December, Asia Pacific Resources announced that, on November 5, 2003 it filed applications for the extension of special prospecting licenses over the ground held under expiring prospecting licenses issued pursuant to the Concession Agreement and the Minerals Act. In December, APPC received a letter from the DPIM which questioned APPC’s right to extend or renew the special prospecting licenses.

APPC’s view is that it is fully entitled to an extension of the expiring special prospecting licenses covering the Udon North area pursuant to the provisions of the Concession Agreement. The dispute resolution procedures in the Concession Agreement set out a structured process that allows APPC to seek an independent resolution of this matter.

Udon North is an advanced stage project on which MRDI Consulting of Vancouver, Canada completed a resource estimation of the mineral sylvinite, in accordance with the application of section 1.5 of the National Instrument 43-101. Estimated resources include 175 million tonnes indicated, with an average grade of 19.0% K2O and an average thickness of 12 metres, and a 490 million tonne inferred resource with average grade 16.5% K2O and average thickness of 12 metres.

For resource modeling purposes, geological parameters for indicated resources included a minimum seam thickness of 5.0 meters and a grade equal or greater than 15.0% K2O and less than 1.0% MgO. Inferred resources included a minimum seam thickness of 5.0 meters and a grade equal or greater than 10.0% K2O and less than 1.0% MgO.

The resource study also concluded that additional strategic in-fill and boundary delineation drilling will be required to provide sufficient geological and geotechnical data that will permit the completion of ore definition. The Company also concluded that an environmental impact assessment and various Government approvals are required to advance the Udon North potash deposit to the status of the Udon South potash deposit which has an approved EIA and all detailed technical studies completed.

APPC applied for a Mining License for Udon South on May 29, 2003. The application for the Udon South potash deposit is not affected by the Udon North special prospecting licenses. Udon South is planned for development based on an initial production rate of 1 million tonnes of potash per annum (tpa) increasing to 2 million tpa though a plant expansion.

John Bovard, President and CEO of Asia Pacific Resources said:” the Company continues to focus its efforts on obtaining the Mining License and is working closely with the Government of Thailand to expedite the issue of mining regulations under the Minerals Act and the procedures for a public hearing. The discussion regarding the Special Prospecting Licenses for Udon North has no impact on our plans for the major Udon South deposit.”

APPC has retained specialist advisors on a success fee basis to enhance the Company’s efforts to resolve the Udon North matter and to procure the Udon South Mining License on a timely basis.

Asia Pacific Resources Ltd. shares are traded on the Toronto, Frankfurt and Stuttgart stock exchanges under the symbol APQ, and on the OTCBB under the symbol APQCF.

The information provided in this news release may contain forward looking statements within the meaning of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on Asia Pacific Resources’ current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described in forward looking statements.

For further information, contact:

Forbes West at 416-203-2200 or 1-888-655-5532.

forbes@sherbournegroup.ca

www.apq-potash.com